Exhibit 99.5

F-cap 1

ANNUAL ACCOUNTS AND OTHER DOCUMENTS TO BE FILED IN

ACCORDANCE WITH THE BELGIAN COMPANIES AND ASSOCIATIONS

CODE

IDENTIFICATION DETAILS (at the filing date)

NAME: Galapagos

Legal form [1]: Public limited company

Address: Generaal De Wittelaan

Postal code: 2800	Town: Mechelen		N°. L11 , box A3

Country: Belgium

Register of legal persons - commercial court: Antwerp, division Mechelen

Website [2]:

E-mail address [2]:

		Company registration number	0466.460.429

DATE 21-03-2023 of filing the most recent document mentioning the date of publication of the deed of incorporation and of the deed of amendment of the articles of association.

This filing concerns 3:

☒ the ANNUAL ACCOUNTS in EURO4 approved by the general meeting of 30-04-2024

☒ the OTHER DOCUMENTS

regarding

the financial year covering the period from 01-01-2023 to 31-12-2023 the preceding period of the annual accounts from 01-01-2022 to 31-12-2022

The amounts for the preceding period are / ~~are not~~ 5 identical to the ones previously published.

Total number of pages filed: 57 Numbers of the sections of the standard model form not filed because they serve no useful purpose: 6.1, 6.2.1, 6.2.4, 6.17, 7, 8, 9, 11, 12, 13, 14, 15

Signature (name and position) Stoffels IMC BV, represented by Dr. Paul Stoffels Chairman of the board of directors	Signature (name and position) Jérôme Contamine Director

1	Where appropriate, “in liquidation” is stated after the legal form.
2	Optional mention.
3	Tick the appropriate box(es).
4	If necessary, change to currency in which the amounts are expressed.
5	Strike out what does not apply.

1/57

N°.	0466.460.429	F-cap 2.1

LIST OF DIRECTORS, BUSINESS MANAGERS AND AUDITORS AND

DECLARATION REGARDING A COMPLIMENTARY REVIEW OR

CORRECTION ASSIGNMENT

LIST OF DIRECTORS, BUSINESS MANAGERS AND AUDITORS

COMPLETE LIST with surname, first names, profession, place of residence (address, number, postal code and town) and position within the company

Stoffels IMC BV  0780.918.294

Generaal De Wittelaan L11, box A3, 2800 Mechelen, Belgium

Mandate: Chairman of the board of directors, start: 26 04-2022, end: 28-04-2026

Represented by:

1 Stoffels Paul

Parekh Raj

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Mandate: Director, start: 28-04-2021, end: 10-06-2023

Kerr Mary

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Mandate: Director, start: 28-04-2020, end: 18-09-2023

Guenter Peter

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Mandate: Director, start: 25-04-2023, end: 27-04-2027

O’Day Daniel

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Mandate: Director, start: 25-04-2023, end: 27-04-2027

Higgins Linda

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Mandate: Director, start: 25-04-2023, end: 27-04-2027

Svanberg Elisabeth

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Mandate: Director, start: 28-04-2020, end: 30-04-2024

Baker Dan

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Mandate: Director, start: 26-04-2022, end: 28-04-2026

Contamine Jérôme

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Mandate: Director, start: 26-04-2022, end: 28-04-2026

2/57

Nr.	0466.460.429	F-cap 2.1

LIST OF DIRECTORS, BUSINESS MANAGERS AND AUDITORS (continued from previous page)

Schaffert Susanne

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Mandate: Director, start: 12-06-2023, end: 30-04-2028

Sturge Simon

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Mandate: Director, start: 19-09-2023, end: 30-04-2028

BDO Bedrijfsrevisoren BV  0431.088.289

Elsinore Building - Da Vincilaan 9, box E6, 1930 Zaventem, Belgium

Membership number: B00023

Mandate: Auditor, start: 25 04-2023, end: 28-04-2026

Represented by:

1	Lombaerts Ellen

Elsinore Building, Da Vincilaan 9 , box E6 1930 Zaventem Belgium

Bedrijfsrevisor, Membership number : A02372

3/57

N°.	0466.460.429	F-cap 2.2

DECLARATION REGARDING A COMPLIMENTARY REVIEW OR CORRECTION ASSIGNMENT

The managing board declares that not a single audit or correction assignment has been given to a person not authorized to do so by law, pursuant to article 5 of the law of 17 March 2019 concerning the professions of accountant and tax advisor.

The annual accounts ~~were~~ / were not * audited or corrected by a certified accountant or by a company auditor who is not the statutory auditor.

If affirmative, should be mentioned hereafter: surname, first names, profession and address of each certified accountant or company auditor and their membership number at their Institute, as well as the nature of their assignment:

A.	Bookkeeping of the company **,
B.	Preparing the annual accounts **,
C.	Auditing the annual accounts and/or
D.	Correcting the annual accounts.

If the tasks mentioned under A or B are executed by accountants or fiscal accountants, the following information can be mentioned hereafter: surname, first names, profession and address of each accountant or fiscal accountant and their membership number at the Institute of Accountants and Tax advisors, as well as the nature of their assignment.

Surname, first names, profession and address	Membership number	Nature of the assignment (A, B, C and/or D)

*	Strike out what does not apply.
**	Optional mention.

4/57

N°.	0466.460.429	F-cap 3.1

ANNUAL ACCOUNTS

BALANCE SHEET AFTER APPROPRIATION

	Notes	Codes	Period	Preceding period
ASSETS

FORMATION EXPENSES	6.1	20

FIXED ASSETS		21/28	342.773.663	287.678.343

Intangible fixed assets	6.2	21	58.349.404	18.165.369

Tangible fixed assets	6.3	22/27	16.024.739	17.595.161
Land and buildings		22	871.570	1.795.864
Plant, machinery and equipment		23	11.668.614	13.524.237
Furniture and vehicles		24	1.231.151	1.761.885
Leasing and other similar rights		25	0	0
Other tangible fixed assets		26	0	0
Assets under construction and advance payments		27	2.253.405	513.176

Financial fixed assets	6.4 / 6.5.1	28	268.399.521	251.917.813
Affiliated Companies	6.15	280/1	249.427.250	247.851.399
Participating interests		280	204.127.249	154.642.558
Amounts receivable		281	45.300.001	93.208.841
Other companies linked by participating interests	6.15	282/3	1	1
Participating interests		282	1	1
Amounts receivable		283
Other financial fixed assets		284/8	18.972.270	4.066.414
Shares		284	13.965.180
Amounts receivable and cash guarantees		285/8	5.007.090	4.066.414

5/57

N°.	0466.460.429	F-cap 3.1

	Notes	Codes	Period	Preceding period
CURRENT ASSETS		29/58	3.958.487.436	4.406.769.756

Amounts receivable after more than one year		29	122.091.450	87.847.046
Trade debtors		290	0	0
Other amounts receivable		291	122.091.450	87.847.046

Stocks and contracts in progress		3	73.978.238	52.665.395

Stocks		30/36	73.978.238	52.665.395
Raw materials and consumables		30/31	55.263.353	39.071.496
Work in progress		32	12.598.378	5.790.624
Finished goods		33
Goods purchased for resale		34	6.116.507	7.803.275
Immovable property intended for sale		35
Advance payments		36
Contracts in progress		37

Amounts receivable within one year		40/41	91.065.773	154.703.979
Trade debtors		40	26.961.771	72.294.845
Other amounts receivable		41	64.104.002	82.409.134

Current investments	6.5.1 /6.6	50/53	3.576.430.159	3.635.944.614
Own shares		50
Other investments		51/53	3.576.430.159	3.635.944.614

Cash at bank and in hand		54/58	69.381.431	455.142.600

Accruals and deferred income	6.6	490/1	25.540.385	20.466.121

TOTAL ASSETS		20/58	4.301.261.099	4.694.448.099

6/57

N°.	0466.460.429	F-cap 3.2

		Notes	Codes	Period	Preceding period
EQUITY AND LIABILITIES

EQUITY			10/15	2.781.701.891	2.508.639.934

Contributions		6.7.1	10/11	3.017.626.375	3.015.856.525

Capital			10	356.444.939	356.111.899
Issued capital			100	356.444.939	356.111.899
Uncalled capital [6]			101
Beyond capital			11	2.661.181.436	2.659.744.625
Share premium account			1100/10	2.661.181.436	2.659.744.625
Other			1109/19

Revaluation surpluses			12

Reserves			13
Reserves not available			130/1
Legal reserve			130
Reserves not available statutorily			1311
Purchase of own shares			1312
Financial support			1313
Other			1319
Untaxed reserves			132
Available reserves			133

Accumulated profits (losses)	(+)/(-)		14	-235.924.484	-507.216.591

Capital subsidies			15
Advance to shareholders on the distribution of net assets [7]			19

PROVISIONS AND DEFERRED TAXES			16	13.972.066	9.751.647

Provisions for liabilities and charges			160/5	13.972.066	9.751.647
Pensions and similar obligations			160
Taxes			161
Major repairs and maintenance			162
Environmental obligations			163
Other liabilities and charges		6.8	164/5	13.972.066	9.751.647

Deferred taxes			168

6	Amount to be deducted from the issued capital.
7	Amount to be deducted from the other components of equity.

7/57

N°.	0466.460.429	F-cap 3.2

	Notes	Codes	Period	Preceding period
AMOUNTS PAYABLE		17/49	1.505.587.142	2.176.056.519

Amounts payable after more than one year	6.9	17
Financial debts		170/4
Subordinated loans		170
Unsubordinated debentures		171
Leasing and other similar obligations		172
Credit institutions		173
Other loans		174
Trade debts		175
Suppliers		1750
Bills of exchange payable		1751
Advance payments on contracts in progress		176
Other amounts payable		178/9

Amounts payable within one year	6.9	42/48	201.874.356	300.241.235
Current portion of amounts payable after more than one year falling due within one year		42
Financial debts		43
Credit institutions		430/8
Other loans		439
Trade debts		44	129.248.124	67.168.086
Suppliers		440/4	129.248.124	67.168.086
Bills of exchange payable		441
Advance payments on contracts in progress		46
Taxes, remuneration and social security	6.9	45	23.757.581	25.642.149
Taxes		450/3	2.310.567	2.045.672
Remuneration and social security		454/9	21.447.014	23.596.477
Other amounts payable		47/48	48.868.651	207.431.000

Accruals and deferred income	6.9	492/3	1.303.712.786	1.875.815.283

TOTAL LIABILITIES		10/49	4.301.261.099	4.694.448.099

6	Amount to be deducted from the issued capital.
7	Amount to be deducted from the other components of equity.

8/57

N°.	0466.460.429	F-cap 4

PROFIT AND LOSS ACCOUNT

		Notes	Codes	Period	Preceding period
Operating income			70/76A	1.004.937.475	785.283.037
Turnover		6.10	70	628.899.063	418.495.174
Stocks of finished goods and work and contracts in progress: increase (decrease)	(+)/(-)		71	6.807.754	4.414.416
Produced fixed assets			72	352.580.235	349.507.630
Other operating income		6.10	74	16.102.765	12.846.816
Non-recurring operating income		6.12	76A	547.659	19.000

Operating charges			60/66A	935.952.364	1.016.944.470
Goods for resale, raw materials and consumables			60	28.718.045	19.860.033
Purchases			600/8	43.223.135	47.750.441
Stocks: decrease (increase)	(+)/(-)		609	-14.505.090	-27.890.408
Services and other goods			61	397.123.712	420.835.395
Remuneration, social security and pensions	(+)/(-)	6.10	62	73.555.658	77.772.120
Amortisations of and other amounts written down on formation expenses, intangible and tangible fixed assets			630	360.512.079	357.368.024
Amounts written down on stocks, contracts in progress and trade debtors: additions (write-backs)	(+)/(-)	6.10	631/4		1.239.142
Provisions for liabilities and charges: appropriations (uses and write-backs)	(+)/(-)	6.10	635/8	4.220.419	866.214
Other operating charges		6.10	640/8	70.785.043	102.149.120
Operating charges reported as assets under restructuring costs	(-)		649
Non-recurring operating charges		6.12	66A	1.037.409	36.854.421

Operating profit (loss)	(+)/(-)		9901	68.985.111	-231.661.433

9/57

N°.	0466.460.429	F-cap 4

		Notes	Codes	Period	Preceding period
Financial income			75/76B	213.501.352	135.553.985
Recurring financial income			75	213.501.352	135.553.985
Income from financial fixed assets			750	109.515.173	10.500.604
Income from current assets			751	101.978.360	22.459.253
Other financial income		6.11	752/9	2.007.818	102.594.128
Non-recurring financial income		6.12	76B		0

Financial charges		6.11	65/66B	37.486.367	60.963.868
Recurring financial charges			65	27.417.452	60.963.868
Debt charges			650	4.053.120	11.085.226
Amounts written down on current assets other than stocks, contracts in progress and trade debtors: additions (write-backs)	(+)/(-)		651	-9.102.765	0
Other financial charges			652/9	32.467.098	49.878.642
Non-recurring financial charges		6.12	66B	10.068.915	0

Profit (Loss) for the period before taxes	(+)/(-)		9903	245.000.095	-157.071.315

Transfer from deferred taxes			780

Transfer to deferred taxes			680

Income taxes on the result	(+)/(-)	6.13	67/77	-26.292.013	-19.091.591
Taxes			670/3	72.259	196.797
Adjustment of income taxes and write-back of tax provisions			77	26.364.272	19.288.388

Profit (Loss) of the period	(+)/(-)		9904	271.292.107	-137.979.724

Transfer from untaxed reserves			789

Transfer to untaxed reserves			689

Profit (Loss) of the period available for appropriation	(+)/(-)		9905	271.292.107	-137.979.724

10/57

N°.	0466.460.429	F-cap 5

APPROPRIATION ACCOUNT

		Codes	Period	Preceding period
Profit (Loss) to be appropriated	(+)/(-)	9906	-235.924.484	-507.216.591
Profit (Loss) of the period available for appropriation	(+)/(-)	(9905)	271.292.107	-137.979.724
Profit (Loss) of the preceding period brought forward	(+)/(-)	14P	-507.216.591	-369.236.867

Transfers from equity		791/2
from contributions		791
from reserves		792

Appropriations to equity		691/2
to contributions		691
to legal reserve		6920
to other reserves		6921

Profit (loss) to be carried forward	(+)/(-)	(14)	-235.924.484	-507.216.591

Shareholders’ contribution in respect of losses		794

Profit to be distributed		694/7
Compensation for contributions		694
Directors or managers		695
Employees		696
Other beneficiaries		697

11/57

N°.	0466.460.429	F-cap 6.2.2

			Codes	Period	Preceding period
RESEARCH COSTS MADE IN A PERIOD THAT STARTED BEFORE 1 JANUARY 2016

Acquisition value at the end of the period			8055P	xxxxxxxxxxxxxxx	392.970.251

Movements during the period
Acquisitions, including produced fixed assets			8025
Sales and disposals			8035
Transfers from one heading to another	(+	)/(-)	8045

Acquisition value at the end of the period			8055	392.970.251

Amortisations and amounts written down at the end of the period			8125P	xxxxxxxxxxxxxxx	392.970.251

Movements during the period
Recorded			8075
Written back			8085
Acquisitions from third parties			8095
Cancelled owing to sales and disposals			8105
Transferred from one heading to another	(+	)/(-)	8115

Amortisations and amounts written down at the end of the period			8125	392.970.251

NET BOOK VALUE AT THE END OF THE PERIOD			81312	0

	Codes	Period
RESEARCH COSTS MADE IN A PERIOD THAT STARTED AFTER 31 DECEMBER 2015

Acquisition value at the end of the period	8056	2.563.955.263

Amortisations and amounts written down at the end of the period	8126	2.563.955.263

NET BOOK VALUE AT THE END OF THE PERIOD	81313	0

12/57

N°.	0466.460.429	F-cap 6.2.3

			Codes	Period	Preceding period
CONCESSIONS, PATENTS LICENSES, KNOW-HOW, BRANDS AND SIMILAR RIGHTS

Acquisition value at the end of the period			8052P	xxxxxxxxxxxxxxx	1.253.307.639

Movements during the period
Acquisitions, including produced fixed assets			8022	397.647.633
Sales and disposals			8032	1.081.047
Transfers from one heading to another	(+	)/(-)	8042

Acquisition value at the end of the period			8052	1.649.874.224

Amortisations and amounts written down at the end of the period			8122P	xxxxxxxxxxxxxxx	1.235.142.270

Movements during the period
Recorded			8072	357.463.598
Written back			8082
Acquisitions from third parties			8092
Cancelled owing to sales and disposals			8102	1.081.047
Transfers from one heading to another	(+	)/(-)	8112

Amortisations and amounts written down at the end of the period			8122	1.591.524.821

NET BOOK VALUE AT THE END OF THE PERIOD			211	58.349.404

13/57

N°.	0466.460.429	F-cap 6.2.5

			Codes	Period	Preceding period
ADVANCE PAYMENTS

Acquisition value at the end of the period			8054P	xxxxxxxxxxxxxxx	0

Movements during the period
Acquisitions, including produced fixed assets			8024
Sales and disposals			8034
Transfers from one heading to another	(+	)/(-)	8044

Acquisition value at the end of the period			8054	0

Amortisations and amounts written down at the end of the period			8124P	xxxxxxxxxxxxxxx

Movements during the period
Recorded			8074
Written back			8084
Acquisitions from third parties			8094
Cancelled owing to sales and disposals			8104
Transferred from one heading to another	(+	)/(-)	8114

Amortisations and amounts written down at the end of the period			8124

NET BOOK VALUE AT THE END OF THE PERIOD			213	0

14/57

N°.	0466.460.429	F-cap 6.3.1

STATEMENT OF TANGIBLE FIXED ASSETS

		Codes		Period	Preceding period
LAND AND BUILDINGS

Acquisition value at the end of the period		8191	P	xxxxxxxxxxxxxxx	5.406.558

Movements during the period
Acquisitions, including produced fixed assets		8161		210.688
Sales and disposals		8171		166.476
Transfers from one heading to another	(+)/(-)	8181

Acquisition value at the end of the period		8191		5.450.770

Revaluation surpluses at the end of the period		8251	P	xxxxxxxxxxxxxxx

Movements during the period
Recorded		8211
Acquisitions from third parties		8221
Cancelled		8231
Transferred from one heading to another	(+)/(-)	8241

Revaluation surpluses at the end of the period		8251

Amortisations and amounts written down at the end of the period		8321	P	xxxxxxxxxxxxxxx	3.610.694

Movements during the period
Recorded		8271		1.130.928
Written back		8281
Acquisitions from third parties		8291
Cancelled owing to sales and disposals		8301		162.422
Transferred from one heading to another	(+)/(-)	8311

Amortisations and amounts written down at the end of the period		8321		4.579.201

NET BOOK VALUE AT THE END OF THE PERIOD		(22)		871.570

15/57

N°.	0466.460.429	F-cap 6.3.2

		Codes		Period	Preceding period
PLANT, MACHINERY AND EQUIPMENT

Acquisition value at the end of the period		8192	P	xxxxxxxxxxxxxxx	27.002.896

Movements during the period
Acquisitions, including produced fixed assets		8162		548.407
Sales and disposals		8172		747.916
Transfers from one heading to another	(+)/(-)	8182

Acquisition value at the end of the period		8192		26.803.387

Revaluation surpluses at the end of the period		8252	P	xxxxxxxxxxxxxxx

Movements during the period
Recorded		8212
Acquisitions from third parties		8222
Cancelled		8232
Transferred from one heading to another	(+)/(-)	8242

Revaluation surpluses at the end of the period		8252

Amortisations and amounts written down at the end of the period		8322	P	xxxxxxxxxxxxxxx	13.478.660

Movements during the period
Recorded		8272		2.320.135
Written back		8282
Acquisitions from third parties		8292
Cancelled owing to sales and disposals		8302		664.022
Transferred from one heading to another	(+)/(-)	8312

Amortisations and amounts written down at the end of the period		8322		15.134.773

NET BOOK VALUE AT THE END OF THE PERIOD		(23)		11.668.614

16/57

N°.	0466.460.429	F-cap 6.3.3

		Codes		Period	Preceding period
FURNITURE AND VEHICLES

Acquisition value at the end of the period		8193	P	xxxxxxxxxxxxxxx	3.457.445

Movements during the period
Acquisitions, including produced fixed assets		8163		21.610
Sales and disposals		8173		240.308
Transfers from one heading to another	(+)/(-)	8183

Acquisition value at the end of the period		8193		3.238.747

Revaluation surpluses at the end of the period		8253	P	xxxxxxxxxxxxxxx

Movements during the period
Recorded		8213
Acquisitions from third parties		8223
Cancelled		8233
Transfers from one heading to another	(+)/(-)	8243

Revaluation surpluses at the end of the period		8253

Amortisations and amounts written down at the end of the period		8323	P	xxxxxxxxxxxxxxx	1.695.560

Movements during the period
Recorded		8273		530.079
Written back		8283
Acquisitions from third parties		8293
Cancelled owing to sales and disposals		8303		218.043
Transfers from one heading to another	(+)/(-)	8313

Amortisations and amounts written down at the end of the period		8323		2.007.596

NET BOOK VALUE AT THE END OF THE PERIOD		(24)		1.231.151

17/57

N°.	0466.460.429	F-cap 6.3.4

		Codes		Period	Preceding period
LEASING AND OTHER SIMILAR RIGHTS

Acquisition value at the end of the period		8194	P	xxxxxxxxxxxxxxx	0

Movements during the period
Acquisitions, including produced fixed assets		8164
Sales and disposals		8174
Transfers from one heading to another	(+)/(-)	8184

Acquisition value at the end of the period		8194		0

Revaluation surpluses at the end of the period		8254	P	xxxxxxxxxxxxxxx

Movements during the period
Recorded		8214
Acquisitions from third parties		8224
Cancelled		8234
Transfers from one heading to another	(+)/(-)	8244

Revaluation surpluses at the end of the period		8254

Amortisations and amounts written down at the end of the period		8324	P	xxxxxxxxxxxxxxx	0

Movements during the period
Recorded		8274
Written back		8284
Acquisitions from third parties		8294
Cancelled owing to sales and disposals		8304
Transferred from one heading to another	(+)/(-)	8314

Amortisations and amounts written down at the end of the period		8324		0

NET BOOK VALUE AT THE END OF THE PERIOD		(25)		0

Of which

Land and buildings		250

Plant, machinery and equipment		251

Furniture and vehicles		252

18/57

N°.	0466.460.429	F-cap 6.3.5

		Codes		Period	Preceding period
OTHER TANGIBLE FIXED ASSETS

Acquisition value at the end of the period		8195	P	xxxxxxxxxxxxxxx

Movements during the period
Acquisitions, including produced fixed assets		8165
Sales and disposals		8175
Transfers from one heading to another	(+)/(-)	8185

Acquisition value at the end of the period		8195

Revaluation surpluses at the end of the period		8255	P	xxxxxxxxxxxxxxx

Movements during the period
Recorded		8215
Acquisitions from third parties		8225
Cancelled		8235
Transferred from one heading to another	(+)/(-)	8245

Revaluation surpluses at the end of the period		8255

Amortisations and amounts written down at the end of the period		8325	P	xxxxxxxxxxxxxxx

Movements during the period
Recorded		8275
Written back		8285
Acquisitions from third parties		8295
Cancelled owing to sales and disposals		8305
Transferred from one heading to another	(+)/(-)	8315

Amortisations and amounts written down at the end of the period		8325

NET BOOK VALUE AT THE END OF THE PERIOD		(26)		0

19/57

N°.	0466.460.429	F-cap 6.3.6

		Codes		Period	Preceding period
ASSETS UNDER CONSTRUCTION AND ADVANCE PAYMENTS

Acquisition value at the end of the period		8196	P	xxxxxxxxxxxxxxx	513.176

Movements during the period
Acquisitions, including produced fixed assets		8166		1.740.229
Sales and disposals		8176
Transfers from one heading to another	(+)/(-)	8186

Acquisition value at the end of the period		8196		2.253.405

Revaluation surpluses at the end of the period		8256	P	xxxxxxxxxxxxxxx

Movements during the period
Recorded		8216
Acquisitions from third parties		8226
Cancelled		8236
Transferred from one heading to another	(+)/(-)	8246

Revaluation surpluses at the end of the period		8256

Amortisations and amounts written down at the end of the period		8326	P	xxxxxxxxxxxxxxx

Movements during the period
Recorded		8276
Written back		8286
Acquisitions from third parties		8296
Cancelled owing to sales and disposals		8306
Transferred from one heading to another	(+)/(-)	8316

Amortisations and amounts written down at the end of the period		8326

NET BOOK VALUE AT THE END OF THE PERIOD		(27)		2.253.405

20/57

N°.	0466.460.429	F-cap 6.4.1

STATEMENT OF FINANCIAL FIXED ASSETS

		Codes		Period	Preceding period
AFFILIATED COMPANIES - PARTICIPATING INTERESTS AND SHARES

Acquisition value at the end of the period		8391	P	xxxxxxxxxxxxxxx	168.701.235

Movements during the period
Acquisitions		8361		50.125.013
Sales and disposals		8371
Transfers from one heading to another	(+)/(-)	8381

Acquisition value at the end of the period		8391		218.826.248

Revaluation surpluses at the end of the period		8451	P	xxxxxxxxxxxxxxx

Movements during the period
Recorded		8411
Acquisitions from third parties		8421
Cancelled		8431
Transferred from one heading to another	(+)/(-)	8441

Revaluation surpluses at the end of the period		8451

Amounts written down at the end of the period		8521	P	xxxxxxxxxxxxxxx	14.058.677

Movements during the period
Recorded		8471		640.322
Written back		8481
Acquisitions from third parties		8491
Cancelled owing to sales and disposals		8501
Transferred from one heading to another	(+)/(-)	8511

Amounts written down at the end of the period		8521		14.698.999

Uncalled amounts at the end of the period		8551	P	xxxxxxxxxxxxxxx

Movements during the period	(+)/(-)	8541

Uncalled amounts at the end of the period		8551

NET BOOK VALUE AT THE END OF THE PERIOD		(280)		204.127.249

AFFILIATED COMPANIES - AMOUNTS RECEIVABLE

NET BOOK VALUE AT THE END OF THE PERIOD		281	P	xxxxxxxxxxxxxxx	93.208.841

Movements during the period
Appropriations		8581		1.774.695
Repayments		8591		40.254.942
Amounts written down		8601		9.428.593
Amounts written back		8611
Exchange differences	(+)/(-)	8621
Other movements	(+)/(-)	8631

NET BOOK VALUE AT THE END OF THE PERIOD		(281)		45.300.001

ACCUMULATED AMOUNTS WRITTEN DOWN ON AMOUNTS RECEIVABLE AT END OF THE PERIOD		8651		9.428.593

21/57

N°.	0466.460.429	F-cap 6.4.2

		Codes		Period	Preceding period
COMPANIES LINKED BY PARTICIPATING INTERESTS - PARTICIPATING INTERESTS AND SHARES

Acquisition value at the end of the period		8392	P	xxxxxxxxxxxxxxx	1

Movements during the period
Acquisitions		8362
Sales and disposals		8372
Transfers from one heading to another	(+)/(-)	8382

Acquisition value at the end of the period		8392		1

Revaluation surpluses at the end of the period		8452	P	xxxxxxxxxxxxxxx

Movements during the period
Recorded		8412
Acquisitions from third parties		8422
Cancelled		8432
Transferred from one heading to another	(+)/(-)	8442

Revaluation surpluses at the end of the period		8452

Amounts written down at the end of the period		8522	P	xxxxxxxxxxxxxxx

Movements during the period
Recorded		8472
Written back		8482
Acquisitions from third parties		8492
Cancelled owing to sales and disposals		8502
Transferred from one heading to another	(+)/(-)	8512

Amounts written down at the end of the period		8522

Uncalled amounts at the end of the period		8552	P	xxxxxxxxxxxxxxx

Movements during the period	(+)/(-)	8542

Uncalled amounts at the end of the period		8552

NET BOOK VALUE AT THE END OF THE PERIOD		(282)		1

COMPANIES LINKED BY PARTICIPATING INTERESTS - AMOUNTS RECEIVABLE

NET BOOK VALUE AT THE END OF THE PERIOD		283	P	xxxxxxxxxxxxxxx

Movements during the period
Appropriations		8582
Repayments		8592
Amounts written down		8602
Amounts written back		8612
Exchange differences	(+)/(-)	8622
Other movements	(+)/(-)	8632

NET BOOK VALUE AT THE END OF THE PERIOD		(283)

ACCUMULATED AMOUNTS WRITTEN DOWN ON AMOUNTS RECEIVABLE AT END OF THE PERIOD		8652

22/57

N°.	0466.460.429	F-cap 6.4.3

		Codes		Period	Preceding period
OTHER COMPANIES - PARTICIPATING INTERESTS AND SHARES

Acquisition value at the end of the period		8393	P	xxxxxxxxxxxxxxx	0

Movements during the period
Acquisitions		8363		13.965.180
Sales and disposals		8373
Transfers from one heading to another	(+)/(-)	8383

Acquisition value at the end of the period		8393		13.965.180

Revaluation surpluses at the end of the period		8453	P	xxxxxxxxxxxxxxx

Movements during the period
Recorded		8413
Acquisitions from third parties		8423
Cancelled		8433
Transferred from one heading to another	(+)/(-)	8443

Revaluation surpluses at the end of the period		8453

Amounts written down at the end of the period		8523	P	xxxxxxxxxxxxxxx	0

Movements during the period
Recorded		8473
Written back		8483
Acquisitions from third parties		8493
Cancelled owing to sales and disposals		8503
Transferred from one heading to another	(+)/(-)	8513

Amounts written down at the end of the period		8523		0

Uncalled amounts at the end of the period		8553	P	xxxxxxxxxxxxxxx

Movements during the period	(+)/(-)	8543

Uncalled amounts at the end of the period		8553

NET BOOK VALUE AT THE END OF THE PERIOD		(284)		13.965.180

OTHER COMPANIES - AMOUNTS RECEIVABLE

NET BOOK VALUE AT THE END OF THE PERIOD		285/8	P	xxxxxxxxxxxxxxx	4.066.414

Movements during the period
Appropriations		8583		1.008.750
Repayments		8593		68.074
Amounts written down		8603
Amounts written back		8613
Exchange differences	(+)/(-)	8623
Other movements	(+)/(-)	8633

NET BOOK VALUE AT THE END OF THE PERIOD		(285/8)		5.007.090

ACCUMULATED AMOUNTS WRITTEN DOWN ON AMOUNTS RECEIVABLE AT END OF THE PERIOD		8653

23/57

N°.	0466.460.429	F-cap 6.5.1

PARTICIPATING INTERESTS INFORMATION

PARTICIPATING INTERESTS AND OTHER RIGHTS IN OTHER COMPANIES

The following list mentions the companies in which the company holds a participating interest (recorded in headings 280 and 282 of assets), as well as the companies in which the company holds rights (recorded in headings 284 and 51/53 of assets) for an amount of at least 10% of the capital, the equity or a class of shares of the company.

	Rights held				Data extracted from the most recent annual accounts
NAME, full address of the REGISTERED OFFICE and, for an entity governed by Belgian law, the COMPANY REGISTRATION NUMBER		Directly		Subsidiaries	Annual accounts as per	Currency code	Equity	Net result
	Nature	Number	%	%			(+) or (-) (in units)
Galapagos BV					31-12-2023	EUR	3.211.184	-2.024.862

Foreign company
Willem Einthovenstraat 13
2342 BH Oegstgeest
Netherlands
807938397B01
	Registered shares	200	100,00	0,00

Galapagos Biotech Limited					31-12-2023	GBP	4.748.401	2.198.252

Foreign company
Salisbury House, Station
CB1 2LA Cambridgeshire
United Kingdom
203017668
	Registered shares	84.700.014	100,00	0,00

Galapagos SASU					31-12-2023	EUR	74.691.265	12.333.065

Foreign company
Avenue Gaston Roussel 102
93230 Romainville
France
27440348480
	Registered shares	51.199	100,00	0,00

Galapagos GmbH					31-12-2023	CHF	2.394.452	1.916.959

Foreign company
Aeschengraben 27
4051 Basel
Switzerland
CHE388581566
	Registered shares	200	100,00	0,00

Galapagos Real Estate Belgium					31-12-2023	EUR	-8.575.421	-8.765.899

Private limited company
Generaal De Wittelaan L11 , box A3
2800 Mechelen
Belgium
0714.965.620
	Registered shares	1.120	100,00	0,00

Galapagos Biopharma Belgium BV					31-12-2023	EUR	1.149.553	445.453

Private limited company
Generaal De Wittelaan L11 , box A3
2800 Mechelen
Belgium
0727.786.248
	Registered shares	500.000	100,00	0,00

24/57

N°.	0466.460.429	F-cap 6.5.1

PARTICIPATING INTERESTS INFORMATION

PARTICIPATING INTERESTS AND OTHER RIGHTS IN OTHER COMPANIES

The following list mentions the companies in which the company holds a participating interest (recorded in headings 280 and 282 of assets), as well as the companies in which the company holds rights (recorded in headings 284 and 51/53 of assets) for an amount of at least 10% of the capital, the equity or a class of shares of the company.

	Rights held				Data extracted from the most recent annual accounts
NAME, full address of the REGISTERED OFFICE and, for an entity governed by Belgian law, the COMPANY REGISTRATION NUMBER		Directly		Subsidiaries	Annual accounts as per	Currency code	Equity	Net result
	Nature	Number	%	%			(+) or (-) (in units)
Galapagos Biopharma Netherlands BV					31-12-2023	EUR	932.382	271.695

Foreign company
Willem Einthovenstraat 13
2342 BH Oestgeest
Netherlands
NL860020368B
	Registered shares	500.000	100,00	0,00

Galapagos Biopharma Spain S.L.U					31-12-2023	EUR	1.910.557	421.685

Foreign company
Cuatro Torres - Paseo de la Castellana
28046 Madrid
Spain
ESB67445429
	Registered shares	3.000	100,00	0,00

Galapagos Biopharma Italy S.r.l.					31-12-2023	EUR	269.943	252.931

Foreign company
Via Ceresio 7
20154 Milano
Italy
1097290096
	Registered shares	50.000	100,00	0,00

Galapagos Biopharma Germany GmbH					31-12-2023	EUR	3.117.463	1.415.625

Foreign company
Luise-Ulrich strasse 8
80636 Munchen
Germany
DE326847734
	Registered shares	25.000	100,00	0,00

Galapagos Real Estate Netherlands B.V.					31-12-2023	EUR	31.217.607	-3.098.918

Foreign company
Willem Einthovenstraat 13
2342 BH Oestgeest
Netherlands
860584859B01
	Registered shares	10.000.000	100,00	0,00

Galapagos Biopharma Denmark ApS					31-12-2023	DKK	3.275.222	1.391.584

Foreign company
Sundkrogsgade , Harbour House 21
2100 Copenhagen
Denmark
42447242

25/57

N°.	0466.460.429	F-cap 6.5.1

PARTICIPATING INTERESTS INFORMATION

PARTICIPATING INTERESTS AND OTHER RIGHTS IN OTHER COMPANIES

The following list mentions the companies in which the company holds a participating interest (recorded in headings 280 and 282 of assets), as well as the companies in which the company holds rights (recorded in headings 284 and 51/53 of assets) for an amount of at least 10% of the capital, the equity or a class of shares of the company.

	Rights held				Data extracted from the most recent annual accounts
NAME, full address of the REGISTERED OFFICE and, for an entity governed by Belgian law, the COMPANY REGISTRATION NUMBER		Directly		Subsidiaries	Annual accounts as per	Currency code	Equity	Net result
	Nature	Number	%	%			(+) or (-) (in units)
	Registered shares	40.000	100,00	0,00

Galapagos Biopharma Sweden AB					31-12-2023	SEK	5.315.134	2.576.327

Foreign company
Vasagatan 7
10123 Stockholm
Sweden
559311454801
	Registered shares	25.000	100,00	0,00

Galapagos Biopharma Finland Oy					31-12-2023	EUR	115.740	24.118

Foreign company
Uudenmaankatu 1-5
00120 Helsinki
Finland
32201288
	Registered shares		100,00	0,00

Galapagos Biopharma Ireland Ltd					31-12-2023	EUR	67.994	39.460

Foreign company
Block 3 Harcourt Centre, Harcourt Road
D02A339 Dublin
Ireland
3791298BH
	Registered shares		100,00	0,00

Galapagos Biopharma Norway AS					31-12-2023	NOK	762.776	293.119

Foreign company
Wergelansveien 7
0167 Oslo
Norway
927480654
	Registered shares	30.000	100,00	0,00

Galapagos Biopharma Austria Gmbh					31-12-2023	EUR	754.438	319.094

Foreign company
Schottenring 25
1010 Vienna
Austria
U77339907
	Registered shares		100,00	0,00

Galapagos US Holding Inc					31-12-2023	USD	8.395.558	-295.935

Foreign company
North State Street 800 , box 304
19901 Dover, Delaware
United States

26/57

N°.	0466.460.429	F-cap 6.5.1

PARTICIPATING INTERESTS INFORMATION

PARTICIPATING INTERESTS AND OTHER RIGHTS IN OTHER COMPANIES

The following list mentions the companies in which the company holds a participating interest (recorded in headings 280 and 282 of assets), as well as the companies in which the company holds rights (recorded in headings 284 and 51/53 of assets) for an amount of at least 10% of the capital, the equity or a class of shares of the company.

	Rights held				Data extracted from the most recent annual accounts
NAME, full address of the REGISTERED OFFICE and, for an entity governed by Belgian law, the COMPANY REGISTRATION NUMBER		Directly		Subsidiaries	Annual accounts as per	Currency code	Equity	Net result
	Nature	Number	%	%			(+) or (-) (in units)
	Aandelen op naam	100	100,00	0,00

27/57

N°.	0466.460.429	F-cap 6.5.2

LIST OF COMPANIES FOR WHICH THE COMPANY HAS UNLIMITED LIABILITY IN THE CAPACITY OF UNLIMITED LIABLE PARTNER OR MEMBER

The annual accounts of each company for which the company has unlimited liability, are being enclosed to and published with these annual accounts, unless the second column contains the reason why this is not the case; this mention is made by referring to the applicable code (A,B, C or D) defined below.

The annual accounts of the mentioned company:

A.	are published by the company by filing them at the National Bank of Belgium;

B.	are actually published by the company in a different member country of the European Union, pursuant to article 16 of directive (EU) 2017/1132;

C.

are being inserted by complete or proportional consolidation into the consolidated annual accounts of the company, drawn up, verified and published in accordance with the stipulations of the Belgian Companies and Associations Code concerning the consolidated annual accounts;

D.	concern a limited partnership (société simple/maatschap).

NAME, full address of the REGISTERED OFFICE, LEGAL FORM and, for an entity governed by Belgian law, the COMPANY REGISTRATION NUMBER	Potential code

Galapagos BV	C
Foreign company
Willem Einthovenstraat 13 2342 Oestgeest
Netherlands

Galapagos Biopharma Netherlands B.V.	C
Foreign company
Willem Einthovenstraat 13 2342 Oestgeest
Netherlands

Galapagos Real Estate Netherlands B.V.	C
Foreign company
Willem Einthovenstraat 13 2342 Oestgeest
Netherlands

28/57

N°.	0466.460.429	F-cap 6.6

CURRENT INVESTMENTS AND ACCRUALS AND DEFERRED INCOME

	Codes	Period	Preceding period
CURRENT INVESTMENTS - OTHER INVESTMENTS

Shares and investments other than fixed income investments	51

Shares – Book value increased with the uncalled amount	8681
Shares – Uncalled amount	8682
Precious metals and works of art	8683

Fixed-income securities	52

Fixed income securities issued by credit institutions	8684

Term accounts with credit institutions	53	1.540.936.652	1.593.596.194

With a remaining term or notice up to one month	8686	95.000.000	55.000.000
between one month and one year	8687	1.445.936.652	1.488.596.194
over one year	8688		50.000.000

Other investments not mentioned above	8689	2.035.493.507	2.042.348.421

Period
ACCRUALS AND DEFERRED INCOME

Allocation of account 490/1 of assets if the amount is significant

Deferred charges	10.889.216
Accrued income	14.607.692
Accrued subsidies	43.477

29/57

N°.	0466.460.429	F-cap 6.7.1

STATEMENT OF CAPITAL AND SHAREHOLDERS’ STURCTURE

	Codes	Period	Preceding period

STATEMENT OF CAPITAL

Capital

Issued capital at the end of the period	100P	XXXXXXXXXXXXXX	356.111.899
Issued capital at the end of the period	(100)	356.444.939

	Codes	Period	Number of shares
Modifications during the period
Uitoefening warranten 20/03/2023		333.040	61.560
Composition of the capital
Share types
Aandelen zonder nominale waarde		356.444.939	65.897.071
Registered shares	8702	XXXXXXXXXXXXXX	5.846
Shares dematerialized	8703	XXXXXXXXXXXXXX	65.891.225

	Codes	Uncalled amount	Called up amount, unpaid

Unpaid capital

Uncalled capital	(101)		XXXXXXXXXXXXXX
Called up capital, unpaid	8712	XXXXXXXXXXXXXX
Shareholders that still need to pay up in full

		Codes	Period

Own shares

Held by the company itself
Amount of capital held		8721
Number of shares		8722
Held by a subsidiary
Amount of capital held		8731
Number of shares		8732

Commitments to issuing shares

Owing to the exercise of conversion rights
Amount of outstanding convertible loans		8740
Amount of capital to be subscribed		8741
Corresponding maximum number of shares to be issued		8742
Owing to the exercise of subscription rights
Number of outstanding subscription rights		8745	11.472.521
Amount of capital to be subscribed		8746	62.056.203
Corresponding maximum number of shares to be issued		8747	11.472.521

Authorised capital not issued		8751	16.566.540

30/57

N°.	0466.460.429	F-cap 6.7.1

	Codes	Period
Shares issued, non-representing capital
Distribution
Number of shares	8761
Number of voting rights attached thereto	8762
Allocation by shareholder
Number of shares held by the company itself	8771
Number of shares held by its subsidiaries	8781

		Period
ADDITIONAL NOTES REGARDING CONTRIBUTIONS (INCLUDING CONTRIBUTIONS IN THE FORM OF SERVICES OR KNOW-HOW)

31/57

N°.	0466.460.429	F-cap 6.7.2

SHAREHOLDERS’ STRUCTURE OF THE COMPANY AT YEAR-END CLOSING DATE

As reflected in the notifications received by the company pursuant to article 7:225 of the Belgian Companies and Associations Code, article 14 fourth paragraph of the law of 2 May 2007 on the publication of major holdings and article 5 of the Royal Decree of 21 August 2008 on further rules for certain multilateral trading facilities.

NAME of the person(s) who hold rights of the company, together with the ADDRESS (of the registered office, in the case of a legal person) and the COMPANY REGISTRATION NUMBER, in the case of a company

governed by Belgian law

	Rights held
		Number of voting rights
	Nature	Attached to securities	Not attached to securities	%
Gilead Therapeutics A1 Unlimited Company 70 Sir John Rogerson’s Quay, Dublin 2, Ireland	Dematerialized shares	16.707.477		25,35%

Van Herk Investments B.V. Lichtenauerlaan 30, 3062 ME Rotterdam, NL	Dematerialized shares	4.635.672		7,03%

EcoR1 Capital LLC 357 Tehema Street, Suite 3, San Francisco, CA 94103, United States of America	Dematerialized shares	6.505.890		9,87%

FMR LLC The Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware, 19801	Dematerialized shares	3.903.804		5,92%
			Total shares	65.897.071,00

32/57

N°.	0466.460.429	F-cap 6.8

PROVISIONS FOR OTHER LIABILITIES AND CHARGES

Period
ALLOCATION OF ACCOUNT 164/5 OF LIABILITIES IF THE AMOUNT IS SIGNIFICANT
Provision Restricted Stock Units	10.594.912
Tax recovery mechanism	3.377.154

33/57

N°.	0466.460.429	F-cap 6.9

STATEMENT OF AMOUNTS PAYABLE AND ACCRUALS AND DEFERRED INCOME (LIABILITIES)

	Codes	Period
BREAKDOWN OF AMOUNTS PAYABLE WITH AN ORIGINAL TERM OF MORE THAN ONE YEAR, ACCORDING TO THEIR RESIDUAL MATURITY

Current portion of amounts payable after more than one year falling due within one year
Financial debts	8801
Subordinated loans	8811
Unsubordinated debentures	8821
Leasing and other similar obligations	8831
Credit institutions	8841
Other loans	8851
Trade debts	8861
Suppliers	8871
Bills of exchange payable	8881
Advance payments on contracts in progress	8891
Other amounts payable	8901

Total current portion of amounts payable after more than one year falling due within one year	(42)

Amounts payable with a remaining term of more than one year, yet less than 5 years
Financial debts	8802
Subordinated loans	8812
Unsubordinated debentures	8822
Leasing and other similar obligations	8832
Credit institutions	8842
Other loans	8852
Trade debts	8862
Suppliers	8872
Bills of exchange payable	8882
Advance payments on contracts in progress	8892
Other amounts payable	8902

Total amounts payable with a remaining term of more than one year, yet less than 5 years	8912

Amounts payable with a remaining term of more than 5 years
Financial debts	8803
Subordinated loans	8813
Unsubordinated debentures	8823
Leasing and other similar obligations	8833
Credit institutions	8843
Other loans	8853
Trade debts	8863
Suppliers	8873
Bills of exchange payable	8883
Advance payments on contracts in progress	8893
Other amounts payable	8903

Amounts payable with a remaining term of more than 5 years	8913

34/57

N°.	0466.460.429	F-cap 6.9

	Codes	Period
AMOUNTS PAYABLE GUARANTEED (included in accounts 17 and 42/48 of liabilities)

Amounts payable guaranteed by the Belgian government agencies
Financial debts	8921
Subordinated loans	8931
Unsubordinated debentures	8941
Leasing and other similar obligations	8951
Credit institutions	8961
Other loans	8971
Trade debts	8981
Suppliers	8991
Bills of exchange payable	9001
Advance payments on contracts in progress	9011
Remuneration and social security	9021
Other amounts payable	9051

Total of the amounts payable guaranteed by the Belgian government agencies	9061

Amounts payable guaranteed by real securities given or irrevocably promised by the company on its own assets
Financial debts	8922
Subordinated loans	8932
Unsubordinated debentures	8942
Leasing and other similar obligations	8952
Credit institutions	8962
Other loans	8972
Trade debts	8982
Suppliers	8992
Bills of exchange payable	9002
Advance payments on contracts in progress	9012
Taxes, remuneration and social security	9022
Taxes	9032
Remuneration and social security	9042
Other amounts payable	9052

Total amounts payable guaranteed by real securities given or irrevocably promised by the company on its own assets	9062

	Codes	Period
TAXES, REMUNERATION AND SOCIAL SECURITY

Taxes (headings 450/3 and 178/9 of liabilities)
Outstanding tax debts	9072
Accruing taxes payable	9073	2.310.567
Estimated taxes payable	450

Remuneration and social security (headings 454/9 and 178/9 of liabilities)
Amounts due to the National Social Security Office	9076
Other amounts payable in respect of remuneration and social security	9077	21.447.014

35/57

N°.	0466.460.429	F-cap 6.9

Period
ACCRUALS AND DEFERRED INCOME

Allocation of heading 492/3 of liabilities if the amount is significant
Accrued charges	537.523
Deferred income	1.297.596.976
Deferred subsidies	809.861
Deferred tax credit	4.768.426

36/57

N°.	0466.460.429	F-cap 6.10

OPERATING RESULTS

	Codes	Period	Preceding period
OPERATING INCOME
Net turnover
Allocation by categories of activity
Research & Development		581.275.559	418.495.174
Royalties		9.465.229
Sales of trading products		38.158.275
Allocation by geographical market
US - United States		493.768.671	355.933.790
FR - France		1.412.714	1.061.117
DE - Germany		23.703.679	0
LU - Luxemburg			0
BS - Bahama’s		88.171.352	32.218.166
BE - Belgium		2.850.918	17.377.287
NL - The Netherlands		1.427.094	497.512
ES - Spain		1.126.435	513.166
GB - United Kingdom		3.069.118	1.475.413
IE - Ireland		544.095	437.798
IT - Italy		1.806.386	1.246.643
AT - Austria		3.794.280	2.471.940
CH - Switserland			55.839
Fi - Finland		764.067	264.843
SE - Sweden		3.960.278	2.745.974
No - Norway		2.474.127	2.195.686
DK - Denmark		25.850

Other operating income
Operating subsidies and compensatory amounts received from public authorities	740	6.618.032	1.804.327

OPERATING CHARGES
Employees for whom the company submitted a DIMONA declaration or who are recorded in the general personnel register
Total number at the closing date	9086	367	442
Average number of employees calculated in full-time equivalents	9087	368,6	432,6
Number of actual hours worked	9088	622.373	720.120

Personnel costs
Remuneration and direct social benefits	620	55.931.319	59.050.615
Employers’ contribution for social security	621	12.942.717	12.402.668
Employers’ premiums for extra statutory insurance	622	2.724.157	2.558.186
Other personnel costs	623	1.957.465	3.760.652
Retirement and survivors’ pensions	624

37/57

N°.	0466.460.429	F-cap 6.10

			Codes	Period	Preceding period
Provisions for pensions and similar obligations
Appropriations (uses and write-backs)	(+	)/(-)	635

Depreciations
On stock and contracts in progress
Recorded			9110		1.239.142
Written back			9111
On trade debtors
Recorded			9112
Written back			9113

Provisions for liabilities and charges
Appropriations			9115	4.220.419	866.214
Uses and write-backs			9116

Other operating charges
Taxes related to operation			640	3.731.217	4.041.673
Other			641/8	67.053.825	98.107.447

Hired temporary staff and personnel placed at the company’s disposal
Total number at the closing date			9096
Average number calculated in full-time equivalents			9097	0,7	6,5
Number of actual hours worked			9098	1.440	3.238
Costs to the company			617	34.068	84.787

38/57

N°.	0466.460.429	F-cap 6.11

FINANCIAL RESULTS

	Codes	Period	Preceding period
RECURRING FINANCIAL INCOME
Other financial income
Subsidies paid by public authorities, added to the profit and loss account
Capital subsidies	9125
Interest subsidies	9126
Allocation of other financial income
Exchange differences realized	754	1.620.821	13.265.513
Other
Other financial gains		22.666	31.623
Unrealized exchange gains		0	89.296.991

RECURRING FINANCIAL CHARGES
Depreciation of loan issue expenses	6501
Capitalised interests	6502	4.053.120	2.197.496
Depreciations on current assets
Recorded	6510
Written back	6511	9.102.765

Other financial charges
Amount of the discount borne by the company, as a result of negotiating amounts receivable	653		125

Provisions of a financial nature
Appropriations	6560
Uses and write-backs	6561

Allocation of other financial costs
Exchange differences realized	654	0	9.927.654
Results from the conversion of foreign currencies	655
Other
Unrealized exchange losses		30.873.435	37.714.315
Bank charges		714.971	615.692
Payment differences		3.497	1.703
Other financial charges		875.195	1.619.153

39/57

N°.	0466.460.429	F-cap 6.12

INCOME AND CHARGES OF EXCEPTIONAL SIZE OR FREQUENCY

			Codes		Period	Preceding period
NON-RECURRING INCOME			76		547.659	19.000
Non-recurring operating income			(76A	)	547.659	19.000
Write-back of depreciation and of amounts written off intangible and tangible fixed assets			760
Write-back of provisions for extraordinary operating liabilities and charges			7620
Capital profits on disposal of intangible and tangible fixed assets			7630		3.614	19.000
Other non-recurring operating income			764/8		544.045

Non-recurring financial income			(76B	)		0
Write-back of amounts written down financial fixed assets			761
Write-back of provisions for extraordinary financial liabilities and charges			7621
Capital profits on disposal of financial fixed assets			7631
Other non-recurring financial income			769

NON-RECURRING CHARGES			66		11.106.324	36.854.421
Non-recurring operating charges			(66A	)	1.037.409	36.854.421
Non-recurring depreciation of and amounts written off formation expenses, intangible and tangible fixed assets			660		932.662	35.566.302
Provisions for extraordinary operating liabilities and charges: appropriations (uses)	(+	)/(-)	6620
Capital losses on disposal of intangible and tangible fixed assets			6630		104.748	288.120
Other non-recurring operating charges			664/7			1.000.000
Non-recurring operating charges carried to assets as restructuring costs	(-)		6690

Non-recurring financial charges			(66B	)	10.068.915	0
Amounts written off financial fixed assets			661		10.068.915
Provisions for extraordinary financial liabilities and charges -appropriations (uses)	(+	)/(-)	6621
Capital losses on disposal of financial fixed assets			6631
Other non-recurring financial charges			668
Non-recurring financial charges carried to assets as restructuring costs	(-)		6691

40/57

N°.	0466.460.429	F-cap 6.13

TAXES

	Codes	Period
INCOME TAXES
Income taxes on the result of the period	9134	72.259
Income taxes paid and withholding taxes due or paid	9135	304.654
Excess of income tax prepayments and withholding taxes paid recorded under assets	9136	304.654
Estimated additional taxes	9137	72.259

Income taxes on the result of prior periods	9138
Additional income taxes due or paid	9139
Additional income taxes estimated or provided for	9140

Major reasons for the differences between pre-tax profit, as it results from the annual accounts, and estimated taxable profit
Non-deductible expenses		5.193.861
Tax credit		-26.711.807
Excess depreciations		-30.400.753
Exemption regional contributions		-538.407

Period
Influence of non-recurring results on income taxes on the result of the period

	Codes	Period
Sources of deferred taxes
Deferred taxes representing assets	9141	1.701.941.806
Accumulated tax losses deductible from future taxable profits	9142	757.947.489
Other deferred taxes representing assets
Investment deduction		966.348
Deduction for innovation income		390.310.849
Excess depreciations		534.028.071
DBI		18.689.049
Deferred taxes representing liabilities	9144
Allocation of deferred taxes representing liabilities

	Codes	Period	Preceding period
VALUE-ADDED TAXES AND TAXES BORNE BY THIRD PARTIES
Value-added taxes charged
To the company (deductible)	9145	27.244.542	29.346.606
By the company	9146	12.736.222	11.975.602

Amounts withheld on behalf of third party by way of
Payroll withholding taxes	9147	23.134.701	29.561.849
Withholding taxes on investment income	9148

41/57

N°.	0466.460.429	F-cap 6.14

RIGHTS AND COMMITMENTS NOT REFLECTED IN THE BALANCE SHEET

	Codes	Period
PERSONAL GUARANTEES PROVIDED OR IRREVOCABLY PROMISED BY THE COMPANY AS SECURITY FOR DEBTS AND COMMITMENTS OF THIRD PARTIES	9149	4.998.336

Of which

Bills of exchange in circulation endorsed by the company	9150
Bills of exchange in circulation drawn or guaranteed by the company	9151
Maximum amount for which other debts or commitments of third parties are guaranteed by the company	9153	4.998.336

REAL GUARANTEES

Real guarantees provided or irrevocably promised by the company on its own assets as security of debts and commitments of the company

Mortgages
Book value of the immovable properties mortgaged	91611
Amount of registration	91621
For irrevocable mortgage mandates, the amount for which the agent can take registration	91631
Pledging of goodwill
Maximum amount up to which the debt is secured and which is the subject of registration	91711
For irrevocable mandates to pledge goodwill, the amount for which the agent can take the inscription	91721
Pledging of other assets or irrevocable mandates to pledge other assets
Book value of the immovable properties mortgaged	91811
Maximum amount up to which the debt is secured	91821
Guarantees provided or irrevocably promised on future assets
Amount of assets in question	91911
Maximum amount up to which the debt is secured	91921
Vendor’s privilege
Book value of sold goods	92011
Amount of the unpaid price	92021

42/57

N°.	0466.460.429	F-cap 6.14

	Codes	Period
Real guarantees provided or irrevocably promised by the company on its own assets as security of debts and commitments of third parties
Mortgages
Book value of the immovable properties mortgaged	91612
Amount of registration	91622
For irrevocable mortgage mandates, the amount for which the agent can take registration	91632
Pledging of goodwill
Maximum amount up to which the debt is secured and which is the subject of registration	91712
For irrevocable mandates to pledge goodwill, the amount for which the agent can take the inscription	91722
Pledging of other assets or irrevocable mandates to pledge other assets
Book value of the immovable properties mortgaged	91812
Maximum amount up to which the debt is secured	91822
Guarantees provided or irrevocably promised on future assets
Amount of assets in question	91912
Maximum amount up to which the debt is secured	91922
Vendor’s privilege
Book value of sold goods	92012
Amount of the unpaid price	92022

	Codes	Period
GOODS AND VALUES, NOT REFLECTED IN THE BALANCE SHEET, HELD BY THIRD PARTIES IN THEIR OWN NAME BUT FOR THE BENEFIT AND AT THE RISK OF THE COMPANY

SUBSTANTIAL COMMITMENTS TO ACQUIRE FIXED ASSETS

Commitments to the purchase of tangible and intangible assets		684.785

SUBSTANTIAL COMMITMENTS TO DISPOSE OF FIXED ASSETS

FORWARD TRANSACTIONS

Goods purchased (to be received)	9213
Goods sold (to be delivered)	9214
Currencies purchased (to be received)	9215
Currencies sold (to be delivered)	9216

		Period
COMMITMENTS RELATING TO TECHNICAL GUARANTEES IN RESPECT OF SALES OR SERVICES

		Period
AMOUNT, NATURE AND FORM CONCERNING LITIGATION AND OTHER IMPORTANT COMMITMENTS

43/57

N°.	0466.460.429	F-cap 6.14

SETTLEMENT REGARDING THE COMPLEMENTARY RETIREMENT OR SURVIVORS’ PENSION FOR PERSONNEL AND BOARD MEMBERS

Brief description

Galapagos NV has a group insurance and guaranteed income insurance in favor of their personnel and directors. Galapagos NV carries all costs related to these insurances. The amount of the premium contribution was 2.757K EUR in 2023.

Measures taken to cover the related charges

	Code	Period
PENSIONS FUNDED BY THE COMPANY ITSELF

Estimated amount of the commitments resulting from past services	9220

Methods of estimation

Galapagos NV has a group insurance and guaranteed income insurance in favor of their personnel and directors. Galapagos NV carries all costs related to these insurances. The amount of the premium contribution was 2.757K EUR in 2023.

		Period
NATURE AND FINANCIAL IMPACT OF SIGNIFICANT EVENTS AFTER THE CLOSING DATE not reflected in the balance sheet or income statement

On January 3, 2024, a strategic collaboration and licensing agreement was signed with BridGene Biosciences. BridGene has received an upfront payment of USD 27 million.		24.434.389
On January 31, 2024, the transaction regarding the Jyseleca activities was successfully completed with Alfasigma. For this Alfasigma made an upfront payment of EUR 50 million, plus EUR 13.2 million for the cash position and net working capital.		63.200.000
On January 31, 2024, Galapagos NV participated in a Series C financing round of Frontier Medicines for an amount of USD 40 million.		36.199.095

		Period
COMMITMENTS TO PURCHASE OR SALE AVAILABLE TO THE COMPANY AS ISSUER OF OPTIONS FOR SALE OR PURCHASE

		Period
NATURE, COMMERCIAL OBJECTIVE AND FINANCIAL CONSEQUENCES OF TRANSACTIONS NOT REFLECTED IN THE BALANCE SHEET
If the risks and benefits resulting from such transactions are of any meaning and if publishing such risks and benefits is necessary to appreciate the financial situation of the company

		Period
OTHER RIGHTS AND COMMITMENTS NOT REFLECTED IN THE BALANCE SHEET (including those that cannot be calculated)

44/57

N°.	0466.460.429	F-cap 6.15

RELATIONSHIPS WITH AFFILIATED COMPANIES, ASSOCIATED COMPANIES AND OTHER COMPANIES LINKED BY PARTICIPATING INTERESTS

	Codes	Period	Preceding period
AFFILIATED COMPANIES

Financial fixed assets	(280/1)	249.427.250	247.851.399

Participating interests	(280)	204.127.249	154.642.558
Subordinated amounts receivable	9271	45.300.001	93.208.841
Other amounts receivable	9281

Amounts receivable	9291	43.820.046	64.503.786

Over one year	9301
Within one year	9311	43.820.046	64.503.786

Current investments	9321

Shares	9331
Amounts receivable	9341

Amounts payable	9351	48.868.651	230.595.113

Over one year	9361
Within one year	9371	48.868.651	230.595.113

Personal and real guarantees

Provided or irrevocably promised by the company as security for debts or commitments of affiliated companies	9381	4.162.896	1.950.737
Provided or irrevocably promised by affiliated companies as security for debts or commitments of the company	9391

Other significant financial commitments	9401

Financial results

Income from financial fixed assets	9421	109.515.173	10.500.000
Income from current assets	9431	7.591.058
Other financial income	9441		3.591.036
Debt charges	9461	3.019.431
Other financial charges	9471

Disposal of fixed assets

Capital profits realised	9481
Capital losses realised	9491

45/57

N°.	0466.460.429	F-cap 6.15

RELATIONSHIPS WITH AFFILIATED COMPANIES, ASSOCIATED COMPANIES AND OTHER COMPANIES LINKED BY PARTICIPATING INTERESTS

	Codes	Period	Preceding period
ASSOCIATED COMPANIES

Financial fixed assets	9253

Participating interests	9263
Subordinated amounts receivable	9273
Other amounts receivable	9283

Amounts receivable	9293

Over one year	9303
Within one year	9313

Amounts payable	9353

Over one year	9363
Within one year	9373

Personal and real guarantees

Provided or irrevocably promised by the company as security for debts or commitments of affiliated companies	9383
Provided or irrevocably promised by affiliated companies as security for debts or commitments of the company	9393

Other significant financial commitments	9403

COMPANIES LINKED BY PARTICIPATING INTERESTS

Financial fixed assets	9252	1	1

Participating interests	9262	1	1
Subordinated amounts receivable	9272
Other amounts receivable	9282

Amounts receivable	9292

Over one year	9302
Within one year	9312

Amounts payable	9352

Over one year	9362
Within one year	9372

46/57

N°.	0466.460.429	F-cap 6.15

RELATIONSHIPS WITH AFFILIATED COMPANIES, ASSOCIATED COMPANIES AND OTHER COMPANIES LINKED BY PARTICIPATING INTERESTS

Period
TRANSACTIONS WITH AFFILIATED PARTIES BEYOND NORMAL MARKET CONDITIONS

Mention of these transactions if they are significant, including the amount of the transactions, the nature of the link, and all information about the transactions that should be necessary to get a better understanding of the financial situation of the company

Due to the absence of legal criteria that allow transactions with affiliated parties beyond normal market conditions to be enumerated, no transactions were included in F-cap 6.15.

47/57

N°.	0466.460.429	F-cap 6.16

FINANCIAL RELATIONSHIPS WITH

	Codes	Period

DIRECTORS AND MANAGERS, INDIVIDUALS OR LEGAL PERSONS WHO CONTROL THE COMPANY DIRECTLY OR INDIRECTLY WITHOUT BEING ASSOCIATED THEREWITH, OR OTHER COMPANIES CONTROLLED DIRECTLY OR INDIRECTLY BY THESE PERSONS

Amounts receivable from these persons	9500

Principal conditions regarding amounts receivable, rate of interest, duration, any amounts repaid, cancelled or written off

Guarantees provided in their favour	9501

Other significant commitments undertaken in their favour	9502

Amount of direct and indirect remunerations and pensions, reflected in the income statement, as long as this disclosure does not concern exclusively or mainly, the situation of a single identifiable person

To directors and managers	9503	748.993
To former directors and former managers	9504

	Codes	Period
THE AUDITOR(S) AND THE PERSONS WHOM HE (THEY) IS (ARE) COLLABORATING WITH

Auditors’ fees	9505	1.043.258

Fees for exceptional services or special assignments executed within the company by the auditor

Other audit assignments	95061	20.209
Tax consultancy assignments	95062
Other assignments beyond the audit	95063	6.605

Fees for exceptional services or special assignments executed within the company by people the auditor(s) is (are collaborating with

Other audit assignments	95081
Tax consultancy assignments	95082	67.964
Other assignments beyond the audit	95083

Mentions related to article 3:64, § 2 and § 4 of the Belgian Companies and Associations Code

48/57

N°.	0466.460.429	F-cap 6.18.1

DECLARATION WITH REGARD TO THE CONSOLIDATED ANNUAL ACCOUNTS

INFORMATION TO DISCLOSE BY EACH COMPANY GOVERNED BY THE BELGIAN COMPANIES AND ASSOCIATIONS CODE ON THE CONSOLIDATED ANNUAL ACCOUNTS

The company has prepared and published consolidated annual accounts and a consolidated annual report*

~~The company has not prepared consolidated annual accounts and a consolidated annual report, because of an exemption for the following reason(s)*~~

~~The company and its subsidiaries exceed, on a consolidated basis, not more than one of the criteria mentioned in article 1:26 o~~f ~~the Belgian Companies and Associations Code*~~

~~The company only has subsidiaries that, considering the evaluation of the consolidated capital, the consolidated financial position or the consolidated result, individually or together, are of negligible interestError! Bookmark not defined. (article 3:23 of the Belgian Companies and Associations Code)~~

~~The company itself is a subsidiary of a parent company that prepares and publishes consolidated annual accounts, in which the annual accounts are integrated by consolidation*~~

Name, full address of the registered office and, if it concerns companies under Belgian law, the company registration number of the parent company(ies) and the indication if this (these) parent company(ies) prepares (prepare) and publishes (publish) consolidated annual accounts, in which the annual accounts are included by means of consolidation**:

If the parent company(ies) is (are) (a) company(ies) governed by foreign law, the location where the abovementioned annual accounts are available**:

*	Strike out what does not apply.
**

Where the annual accounts of the company are consolidated at different levels, the information should be given, on the one hand at the highest and on the other at the lowest level of companies of which the company is a subsidiary and for which consolidated accounts are prepared and published.

49/57

N°.	0466.460.429	F-cap 6.18.2

FINANCIAL RELATIONSHIPS OF THE GROUP THE COMPANY IS IN CHARGE OF IN BELGIUM WITH THE AUDITOR(S) AND THE PERSONS WITH WHOM HE (THEY) IS (ARE) LINKED

	Codes	Period
Mentions related to article 3:65, § 4 and § 5 of the Belgian Companies and Associations Code
Fees to auditors according to the mandate at the group level led by the company publishing the information	9507	1.124.038
Fees for exceptional services or special missions executed by the auditor(s) at this group
Other audit assignments	95071	20.209
Tax consultancy assignments	95072
Other assignments beyond the audit	95073	6.605
Fees to people auditors are linked to according to the mandate at the group level led by the company publishing the information	9509
Fees for exceptional services or special assignments executed at this group by people the auditor(s) is (are) linked to
Other audit assignments	95091
Tax consultancy assignments	95092	67.964
Other assignments beyond the audit	95093

Mentions related to article 3:64, § 2 and § 4 of the Belgian Companies and Associations Code

50/57

N°.	0466.460.429	F-cap 6.19

VALUATION RULES

The valuation rules were prepared in accordance with the provisions of Chapter II of the Royal Decree of April 29, 2019 related to corporate financial statements and are valid for evaluating all assets, receivables, payables and obligations of the company.

Any changes will be submitted in advance to the Board of Directors for approval.

The current rules have been established and the evaluation rules are being carried in view of the continuation of the company. Summary of Valuation Rules:

1. Fixed assets

(a) Intangible assets

The company invests in research and development projects. Research and development expenses are, as of fiscal year 2010, recorded on the assets only to the extent that their cost does not exceed a prudent estimate of their value in use or their future return for the company and amortized over a 3-year period through fiscal year 2015. As from fiscal year 2016 research and development costs that do not qualify as part of a development phase are recorded on the assets and fully amortized in the same fiscal year (according to CBN Opinions 2016/16 and 2016/27).

Research and development in progress acquired through licensing agreements, business combinations, collaboration agreements or separate acquisitions are recognized as intangible assets if they are separately identifiable, controlled by us and can generate economic benefit. Since there is a consideration that for separately acquired research and development assets the probability criterion is met, upfront and success payments to third parties for products or drug candidates for which approval has not yet been received have been recognized as intangible assets. We consider these intangible fixed assets not yet available for use until the underlying asset is approved and commercially launched.

As from approval for commercialization of the underlying asset, depreciation is recorded and the asset will be depreciated over its useful life.

Licenses, patents and know-how are amortized on a straight-line basis over the useful life (usually between 5 and 20 years). Other intangible assets, including acquired intellectual property, are recorded at acquisition cost. These assets are depreciated on a straight-line basis over their estimated useful lives as soon as they are ready for their intended use. They are included in the assets to the extent that their net book value does not exceed a prudent estimate of their value in use or their future returns for the company.

(b) Tangible fixed assets

Property, plant and equipment are recorded at cost. Depreciation is on a straight-line basis, taking into account the economic life of the assets.

•	Lab material: 5-10 years

•	IT hardware and software: 3-5 years

•	Furniture and rolling stock: 5-10 years

2. Trade receivables

Trade receivables are recorded at face value. Foreign currency receivables are translated at the exchange rate valid at the balance sheet date. Exchange differences are recognized in the income statement.

When collection becomes doubtful, a provision is made for doubtful debtors.

3. Stocks

Raw materials, auxiliary materials and trade goods are valued at acquisition cost.

Work in progress and finished goods are valued at cost.

Cost includes, in addition to direct production and material costs, a proportionate share of depreciation and amortization of assets that were used in the production process used.

Inventories are valued using the FIFO method. If the acquisition cost or cost exceeds the net realizable value, valuation at the lower net realizable value is applied. Net realizable value is equal to the estimated normal sales price, less estimated completion costs and estimated costs required to make the sale.

4. Cash investments and liquid assets

Deposits with financial institutions are valued at nominal value. Securities are valued at acquisition cost.

Additional costs are immediately charged to earnings. Write-downs are recorded if the realization value at the balance sheet date is less than the amount previously recorded.

Foreign currency balances are translated at the exchange rate valid at the balance sheet date. Exchange differences are recorded in the income statement.

5. Provisions for other risks and costs.

This included this year’s provisions for restricted stock units following the 2018/16 CBN opinion and this reasoning was upheld for the deferred management bonus.

6. Revenue

Revenue to date consists primarily of success payments, license fees, and prepayments obtained from collaboration agreements. The Company also generates revenues from various research and development incentives and grants.

Cooperation agreements with the Company’s commercial partners for activities related to research and development generally include non-refundable prepayments received; success payments, whose receipt depends on the achievement of certain clinical, regulatory or commercial milestones; license fees and royalties on selling.

In case of revenue recognition staggered over time, the unrecognized portion is recorded as revenue carried forward.

The revenue recognition policy can be summarized as follows:

(a) Prepayments received

Non-refundable prepayments received in connection with cooperative research agreements and development are spread and recognized over the relevant and desired period of the company’s performance commitment. Payments and company involvement are contractually defined by phase. At the outset, Management makes a estimate of the duration of the company’s involvement, as well as the costs related to the project. Prepayments are recognized over the expected period of engagement, either on a straight-line basis or based on costs incurred in the framework of the project if these costs can be reliably estimated. Periodically, the Company reviews the estimated time and cost for the project and adjusts the period over which revenue is spread.

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N°.	0466.460.429	F-cap 6.19

VALUATION RULES

(b) Success payments

A success payment is included in the transaction price only when there is a substantial likelihood that a material reversal of cumulative recognized revenue will not occur.

Success payments that are not irrevocable, substantial or proportionate, are recognized as revenue to be carried forward. Revenue from these activities can vary greatly from period to period due to the timing of the success payment.

(c) Licenses

Revenues arising from licenses limited in time are spread over the period covered by the license, which increases the obligation of the license reflects over that term, to update the content and ensure continuous updating.

Proceeds from perpetual licenses are recognized immediately upon sale to the extent that there are no further obligations.

(d) Royalty agreements

Royalty income is recognized when the Company can estimate the amount with reasonable certainty and a reasonable assurance of collectability exists. As a result, the company is generally going to recognize royalties in the period that the licensee reported the royalties to the company through royalty reports, i.e., the royalty income is normally recognized only retrospectively, after the period in which sales by the licensee have occurred. Under this accounting rule, revenues arising from royalties included in the reporting of the company are not based on an estimate by the company but are typically reported in the same period as the obtained payment from the licensee.

(e) Grants and R&D support measures.

Because the company participates extensively in research and development activities, the company also benefits from multiple subsidies and R&D support measures from certain government agencies. These subsidies and R&D support measures are generally used to partially reimburse approved research and development costs. They are therefore credited to the earnings, under other income (excluding tax credit for research and development costs), when the relevant expenditures have been made and reasonable certainty exists about the subsidies (to be) received and R&D support measures.

f) Proceeds recognition from collaboration with Gilead to develop filgotinib

This is included in the result due to the termination of activities for a value of EUR 348.728.994.

•	Identification of the contract

Despite the recent addition to the collaboration agreement with Gilead for the development of filgotinib, management assessed that all activities remain beneficial for the development of filgotinib, of which Gilead still retains the rights outside Europe. All contract changes were analyzed as we believe that Gilead should still be a customer to be considered as. This is also supported by the fact that we concluded that there is only one results commitment remains related to filgotinib.

•	Identification of the result obligation

The recent changes to the collaboration agreement with Gilead did not give rise to new results obligations. There was only an adjustment in the scope and price of the existing filgotinib result obligation, which was only partially fulfilled at the time of the change.

•	Allocation of the total transaction price

We assessed that the contract change only affects the scope of the filgotinib performance commitment and that the change in both fixed and variable compensation reflects the adjusted stand-alone sales price of the remaining activities of this result obligation. If we had assessed that the higher reimbursement was not or only partially related to the filgotinib result obligation, then the compensation might have been allocated to other result obligations in the contract, leading to a change in the moment of revenue recognition.

The denominator used in the percentage of completion calculation reflects our best estimate of our total costs required to meet the filgotinib performance commitment. These costs were estimated taking into account management’s best estimate of the design and duration of ongoing and planned clinical studies and the timing of the closing of the transaction with Alfasigma.

As a result of this transaction, the agreement with Gilead regarding filgotinib will be transferred to Alfasigma and our performance obligation will be terminated. Reflect the remaining costs as of December 31, 2023 mainly the costs we expect to incur for the transfer to Alfasigma.

The increase in revenue is mainly the result of higher recognition of revenue from upfront payments. This increase is explained by a substantial decrease in our estimated remaining cost to complete the development of filgotinib as a result of the recent sale of all our Jyseleca® activities to Alfasigma including the transfer of the remaining development performance obligation after the closing of the transaction. This led to a significant increase in the percentage of completion of our result commitment and a significant positive catch-up effect in our revenues.

7. Continuity

To date, we have incurred significant operating losses, which is reflected in the balance sheet. However, we believe that our existing short-term financial investments, cash and cash equivalents at December 31, 2023 will enable us to fund our operating costs and capital expenditures for at least the next 12 months. The Board of Directors is also of the opinion that additional funding—if needed—can be obtained. Taking this into account, as well as the potential developments in our drug discovery and development activities, the Board of Directors believes that they can present the financial statements on a going concern basis. Although our short-term financial investments, cash and cash equivalents are sufficiently high for at least the next 12 months, the Board of Directors points out that if R&D activities go well, we will seek additional funding to support the ongoing development of our products or to support other business opportunities.

52/57

N°.	0466.460.429	F-cap 6.20

OTHER INFORMATION TO DISCLOSE

A comfort letter was provided to Galapagos Real Estate Belgium B.V.

53/57

N°.	0466.460.429	F-cap 10

SOCIAL BALANCE SHEET

Numbers of the joint industrial committees competent for the company:  207

STATEMENT OF THE PERSONS EMPLOYED

EMPLOYEES FOR WHOM THE COMPANY SUBMITTED A DIMONA DECLARATION OR WHO ARE RECORDED IN THE GENERAL PERSONNEL REGISTER

During the period	Codes	Total	1. Men	2. Women
Average number of employees
Full-time	1001	316,9	136,8	180,1
Part-time	1002	63,0	11,5	51,5
Total in full-time equivalents (FTE)	1003	368,6	146,2	222,4
Number of actual hours worked
Full-time	1011	539.184	239.584	299.600
Part-time	1012	83.189	15.665	67.524
Total	1013	622.373	255.249	367.124
Personnel costs
Full-time	1021	63.890.106	31.198.026	32.692.080
Part-time	1022	9.665.552	2.190.556	7.474.996
Total	1023	73.555.658	33.388.582	40.167.076
Benefits in addition to wages	1033

During the preceding period	Codes	P. Total	1P. Men	2P. Women
Average number of employees in FTE	1003	432,6	176,6	256,0
Number of actual hours worked	1013	720.120	297.566	422.554
Personnel costs	1023	77.772.120	36.721.873	41.050.247
Benefits in addition to wages	1033	567.933	232.742	335.192

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N°.	0466.460.429	F-cap 10

EMPLOYEES FOR WHOM THE COMPANY SUBMITTED A DIMONA DECLARATION OR WHO ARE RECORDED IN THE GENERAL PERSONNEL REGISTER (continuation)

At the closing date of the period	Codes	1. Full-time	2. Part-time	3. Total in full-time equivalents
Number of employees	105	312	55	357,2
By nature of the employment contract
Contract for an indefinite period	110	312	55	357,2
Contract for a definite period	111
Contract for the execution of a specifically assigned work	112
Replacement contract	113
According to gender and study level
Men	120	137	7	142,7
primary education	1200	5		5,0
secondary education	1201	9		9,0
higher non-university education	1202	18	2	19,7
university education	1203	105	5	109,0
Women	121	175	48	214,5
primary education	1210	5		5,0
secondary education	1211	3	2	4,6
higher non-university education	1212	40	16	53,0
university education	1213	127	30	151,9
By professional category
Management staff	130
Salaried employees	134	312	55	357,2
Hourly employees	132
Other	133

HIRED TEMPORARY STAFF AND PERSONNEL PLACED AT THE DISPOSAL OF THE COMPANY

During the period	Codes	1. Hired temporary staff	2. Hired temporary staff and personnel placed at the company’s disposal
Average number of persons employed	150	0,7
Number of actual hours worked	151	1.440
Costs to the company	152	34.068

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N°.	0466.460.429	F-cap 10

LIST OF PERSONNEL MOVEMENTS DURING THE PERIOD

ENTRIES	Codes	1. Full-time	2. Part-time	3. Total in full-time equivalents
Number of employees for whom the company submitted a DIMONA declaration or who have been recorded in the general personnel register during the period	205	58		58,0
By nature of the employment contract
Contract for an indefinite period	210	58		58,0
Contract for a definite period	211
Contract for the execution of a specifically assigned work	212
Replacement contract	213

DEPARTURES	Codes	1. Full-time	2. Part-time	3. Total in full-time equivalents
Number of employees whose contract-termination date has been included in the DIMONA declaration or in the general personnel register during the period	305	111	22	128,8
By nature of the employment contract
Contract for an indefinite period	310	111	22	128,8
Contract for a definite period	311
Contract for the execution of a specifically assigned work	312
Replacement contract	313
By reason of termination of contract
Retirement	340
Unemployment with extra allowance from enterprise	341
Dismissal	342	74	17	87,7
Other reason	343	37	5	41,1
Of which: the number of persons who continue to render services to the company at least half-time on a self-employment basis	350

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N°.	0466.460.429	F-cap 10

INFORMATION ON TRAINING PROVIDED TO EMPLOYEES DURING THE PERIOD

Total of initiatives of formal professional training at the expense of the employer	Codes	Men	Codes	Women
Number of employees involved	5801		5811
Number of actual training hours	5802		5812
Net costs for the company	5803		5813
of which gross costs directly linked to training	58031		58131
of which contributions paid and payments to collective funds	58032		58132
of which grants and other financial advantages received (to deduct)	58033		58133
Total of initiatives of less formal or informal professional training at the expense of the employer
Number of employees involved	5821	181	5831	277
Number of actual training hours	5822	3.522	5832	5.758
Net costs for the company	5823	960.504	5833	1.465.063
Total of initial initiatives of professional training at the expense of the employer
Number of employees involved	5841		5851
Number of actual training hours	5842		5852
Net costs for the company	5843		5853

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